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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 4)(1)


                                  Dyntek, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    268180304
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.)
                                 (239) 262-8577
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 13, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 268180304                      13D                         PAGE 2 of 7


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Lloyd I. Miller, III                              ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                    (b)   [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*
        PF-OO-AF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

        NUMBER OF           7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY               36,204,463
         OWNED BY
           EACH             8     SHARED VOTING POWER
        REPORTING
          PERSON                  73,635,178
           WITH
                            9     SOLE DISPOSITIVE POWER

                                  36,204,463

                           10     SHARED DISPOSITIVE POWER

                                  73,635,178

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        109,839,641


        ** The beneficially owned shares reported herein consist of: (i) 7,188,285 shares of common stock; (ii) warrants to purchase 146,154 shares of common stock; (iii) 73,172,130 shares of common stock immediately convertible under certain Junior Secured Convertible Promissory Notes in the aggregate amount of $12,805,122.79 due March 2011, at a conversion rate of $0.175; and (iv) a warrant to purchase 15.81% of the Issuer's common stock outstanding on the date of exercise, calculated on a fully diluted basis (as of the date hereof, the warrant is exercisable into 29,333,072 shares).


12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        68.3%

14      TYPE OF REPORTING PERSON*
        IN-IA-OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     Page 3 of 7

INTRODUCTION

         This constitutes Amendment No. 4 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller" or the "Reporting Person"), dated March 17, 2006, as amended (the "Statement"), relating to the common stock, par value $0.0001 per share (the "Shares") of Dyntek, Inc. (the "Company"). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The first paragraph of Item 3 of the Statement is hereby amended and restated in its entirety with the following:

         Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as the advisor to PNC Bank, N.A., the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Convertible Notes (as defined below), the Shares held by Trust A-4 and the warrants to purchase Shares held by Trust A-4 was $14,012,355.78. Such amount of consideration consists in part of (i) $3,000,000.00 used to purchase from the Company a Junior Secured Convertible Promissory Note, dated March 26, 2006 with a maturity date of March 1, 2011 in the original aggregate principal amount of $3,000,000 (and in the current principal amount of $3,471,914.12 following quarterly PIK payments) (the "March 2006 Convertible Note"), (ii) $1,000,000.00 used to purchase from the Company a Junior Secured Convertible Promissory Note, dated June 15, 2006 with a maturity date of March 1, 2011 in the original aggregate principal amount of $1,000,000.00 (in the current principal amount of $1,115,199.91 following quarterly PIK payments) (the "June 2006 Convertible Note"), (iii) $3,000,000.00 used to purchase from the Company a Junior Secured Convertible Promissory Note, dated September 26, 2006 with a maturity date of March 1, 2011 in the original principal amount of $3,000,000.00 (in the current principal amount of $3,218,008.76 following quarterly PIK payments) (the "September 2006 Convertible Note" and collectively referred to herein with the March 2006 Convertible Note and the June 2006 Convertible Note as the "Pre-Existing Convertible Notes") and
(iv) $5,000,000 used to purchase from the Company a Junior Secured Convertible Promissory Note dated April 13, 2007 with a maturity date of April 13, 2012 in the initial principal amount of $5,000,000.00 (the "April 2007 Convertible Note" and collectively referred to herein with the Pre-Existing Convertible Notes as the "Convertible Notes"). A copy of the March 2006 Convertible Note is hereby incorporated by reference to that certain 13D filed by Miller with the SEC on March 17, 2006 as Exhibit 99.9. A copy of the June 2006 Convertible Note is hereby incorporated by reference to that certain 13D filed by Miller with the SEC on June 23, 2006 as Exhibit 99.2. A copy of the September 2006 Convertible
Note is hereby incorporated by reference to that certain Form 8-K by the Company with the SEC on September 28, 2006 as Exhibit 10.2. A copy of the April 2007 Convertible Note is attached hereto as Exhibit 99.1 and hereby incorporated by reference.


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                                                                     Page 4 of 7


         ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4 of the Statement is hereby amended by adding at the end thereof the following:

         The purpose of this Amendment No. 4 is to report that since the filing of Amendment No. 3 to the Statement, dated October 4, 2006, a material change occurred in the percentage of Shares beneficially owned by Miller in connection with Miller's purchase from the Company of the April 2007 Convertible Note. On April 13, 2007, Miller entered into a Junior Secured Convertible Note Purchase Agreement (the "Note Purchase Agreement") with the Company pursuant to which the Company issued and sold to Trust A-4 the April 2007 Convertible Note. The April 2007 Convertible Note may be converted into shares of the Company's common stock at any time at the election of Trust A-4 at a conversion price of $0.175 per share. The Company has the option of paying interest on the April 2007 Convertible Note in either cash at 9% or in kind at 13% on each quarterly interest payment. In connection with certain anti-dilution protections, the conversion price on the Pre-Existing Convertible Notes was reduced from $0.20 to $0.175 upon the sale and issuance of the April 2007 Convertible Note. Reference is hereby further made to that certain Form 8-K filed by the Company on April 18, 2007 whereby the Company more specifically describes the terms of the Note Purchase Agreement and the April 2007 Convertible Note and files the aforementioned documents as attachments thereto. A copy of the Note Purchase Agreement is attached hereto as Exhibit 99.2.

         Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of
Item 4 of Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Miller may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by applicable law.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby amended and restated in its entirety as follows:

         (a) Miller may be deemed to beneficially own 109,839,641 Shares of the Company (68.3% of the Shares on the date hereof based on: (i) 58,234,989 Shares outstanding per information provided by the Company to the Reporting Person;
(ii) warrants to purchase 146,154 Shares beneficially held by Miller; (iii) 44,600,701 Shares (assuming a full conversion of the $7,805,122.79 Pre-Existing Convertible Notes into Shares at the conversion rate of $0.175); (iv) 28,571,429 Shares (assuming a full conversion of the $5,000,000.00 April 2007 Convertible
Note into Shares at the conversion rate of $0.175); and (v) the Debt Financing Warrant to purchase 15.81% of the Shares of Common Stock of the Company outstanding on the date of exercise, calculated on a fully diluted basis (based upon information provided to Miller by the

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                                                                     Page 5 of 7

Company currently the warrant could be exercised into 29,333,072).

         As of the date hereof, 73,635,178 of such beneficially owned Shares are owned of record by Trust A-4 (total includes a warrant to purchase 48,077 Shares and 73,172,130 Shares that can be acquired upon the conversion of the Convertible Notes); 298,104 of such beneficially owned Shares are owned of record by Milfam II L.P. (total includes a warrant to purchase 48,077 Shares); and 35,906,359 Shares are beneficially owned of record by Miller directly (total includes (i) a warrant to purchase 50,000 Shares, and (ii) the 29,333,072 shares per the exercise of the Debt Financing Warrant).

         (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Miller directly.


         (c) The following details the transactions effected by Miller in the past 60 days: On April 13, 2007, Trust A-4 purchased from the Company the April 2007 Convertible Note for $5,000,000.

         (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

         (e) Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Statement is hereby amended by adding at the end thereof the following:

         On April 13, 2007, Miller entered into the Note Purchase Agreement with the Company pursuant to which the Company issued and sold to Trust A-4 the April 2007 Convertible Note. The April 2007 Convertible Note may be converted into common stock of the Company at any time at the election of Trust A-4 at a conversion price of $0.175 per share. The Company has the option of paying interest on the April 2007 Convertible Note in either cash at 9% or in kind at 13% on each quarterly interest payment. In connection with certain anti-dilution protections, the conversion price on the Pre-Existing Convertible Notes was reduced from $0.20 to $0.175.


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                                                                     Page 6 of 7


         ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

         99.1 Junior Secured Convertible Note, dated April 13, 2007. in the initial principal amount of $5,000,000 issued by DynTek, Inc. to Trust A-4 - Lloyd I. Miller (Filed as Exhibit Number 10.2 to Form 8-K by DynTek, Inc. with the SEC on April 18, 2007 and hereby incorporated by reference).

         99.2 Junior Secured Convertible Note Purchase Agreement, dated as of April 13, 2007, by and between DynTek, Inc. and Trust A-4 - Lloyd I. Miller ((Filed as Exhibit Number 10.1 to Form 8-K by DynTek, Inc. with the SEC on April 18, 2007 and hereby incorporated by reference).


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                                                                     Page 7 of 7


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 24, 2007

                                           /s/ Lloyd I. Miller, III
                                     ----------------------------------------
                                             Lloyd I. Miller, III